# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRATEGIC EDUCATION INC, CIK 0001013934
CUSIP: 86272C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2303 DULLES STATION BOULEVARD, HERNDON, Virginia (VA), 20171
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-21-246762
Filed by CIK 0000914976

## Reporting persons
- Marshfield Associates Inc: type of reporting person: investment adviser (IA); citizenship or place of organization: District Of Columbia (DC); sole voting power 1,096,519; shared voting power 0; sole dispositive power 1,478,522; shared dispositive power 0; aggregate amount beneficially owned 1,478,522 (6.29% of the class)

## Item 1. Issuer
Name of issuer: STRATEGIC EDUCATION INC
Address of issuer's principal executive offices: 2303 Dulles Station Blvd, Herndon, VA 20171

## Item 2. Person Filing
Name of person filing: Marshfield Associates Inc
Address of principal business office or, if none, residence: 21 Dupont Circle, NW, Suite 500, Washington, DC 20036
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Sole power to vote or to direct the vote: 1,096,519
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,478,522
Shared power to dispose or to direct the disposition: 0

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marshfield Associates Inc: /s/ Brian Walker, Brian Walker / General Counsel and CCO (02/14/2026)